FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 22, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

 IFC LOAN FIRST DRAWDOWN

Buenos Aires, December 23, 2003 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), announces that under the loan agreements subscribed in July 2003 between Petrobras Energía Venezuela S.A., a subsidiary wholly owned by the Company, and the International Financial Corporation, the first drawdown was made in the amount of US$ 70 MM.

The aggregate amount of said loan agreements is US$ 105 MM. The loan structure mainly consists of an 8 ½ -year tranche A loan in the amount of US$80 MM, including a one-year grace period, with a semi-annual repayment period at a nominal annual rate of Libor + 4.75%, and a 9 ½ -year tranche C loan in the amount of US$25 MM.

The proceeds of these loans will be used in the investment plan related to the development of the Company’s oil reserves in Venezuela, in the Acema, Mata, La Concepción and Oritupano Leona areas.

The remaining loan proceeds are estimated to be disbursed during the first semester of  2004.